

Mail Stop 3720

November 17, 2008

<u>Via U.S. Mail and Fax</u>
Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
Shuikou, Huizhou, Guangdong
People's Republic of China 516006

> **RE: NIVS IntelliMedia Technology Group, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed March 5, 2008 and**
> **Forms 10-Q for the periods ended March 30, 2008 and June 30, 2008**
> **Filed May 7, 2008 and August 19, 2008, respectively**
> **File No. 0-52933**

Dear Mr. Li:

        We have reviewed your supplemental response letter dated November 12, 2008 as well as your filing and have the following comments. As noted in our comment letter dated September 15, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the Year Ending December 31, 2007
Report of Independent Registered Accounting Firm, page F-2

1. We note in your response to comment four from our letter dated October 20, 2008 that the Company's accounting records are kept in its offices in China and are maintained in Chinese. You also state that Kempisty & Company employ many "Chinese-conversant staff." Being conversant in a language may not be the same as being fluent in that language. Please tell us whether or not the staff of Kempisty & Company that performed the audit of the Company is fluent in Mandarin Chinese. Also, if true, please specifically confirm to us that they are able to read and write Mandarin Chinese or advise.

Note 6. IPTV Project Investment, page F-16

2. We note your response to comment six from our letter dated October 20, 2008. It remains unclear how the fair value exchange of assets between Guanghua and the Company resulted in no gain or loss. Please explain how the valuation technique chosen for the equipment and machinery, net book value, to determine fair value was appropriate under the circumstances. For example, explain whether the net book value approach to valuing the equipment machinery was similar to current replacement cost, adjusted for any physical deterioration, or technological or economic obsolescence. Also, tell us whether you considered other measurements of fair value such as market or income approaches.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director